May 14, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.
Washington D.C. 20549

Re: CPI Holdings I, Inc.

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of CPI Holdings I, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement relates to the Company’s proposed offering of its common stock. The Company qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act.

Please do not hesitate to contact me at (312) 558-6061 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Arlene K. Lim

Arlene K. Lim